UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)



                          ROBOMATRIX TECHNOLOGIES, LTD.
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                                (Name of Issuer)

                                 Ordinary Stock
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                         (Title of Class of Securities)

                                   M8216J1071
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                                 (CUSIP Number)

                              David W. Sloan, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                                 (212) 969-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 24, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

CUSIP No. M8216J1071                                           Page 2 of 6 Pages
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    1     NAME OF REPORTING PERSONS                         Gilex Holdings, B.V.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 N/A
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|(1)
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS                                               PR, OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION                  The Netherlands
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                 NUMBER OF       7   SOLE VOTING POWER                1,200,000
                  SHARES      --------------------------------------------------
               BENEFICIALLY      8  SHARED VOTING POWER               930,896(2)
                 OWNED BY     --------------------------------------------------
                   EACH          9  SOLE DISPOSITIVE POWER            1,200,000
                 REPORTING    --------------------------------------------------
                PERSON WITH      10 SHARED DISPOSITIVE POWER          930,896(2)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       15.67%(3)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.67%
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   14     TYPE OF REPORTING PERSON              OO(4)
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

                                                               Page 3 of 6 Pages

(1) The Reporting Person owns 1,200,000 shares individually and owns a 14.26% interest in Silverboim Holdings Ltd., an Israeli company, which, as of April 2, 2001, owns 6,528,024 of the outstanding shares of Robomatrix. The shares held by Silverboim represent approximately 48% of outstanding shares of the Issuer, based on 13,599,627 shares of Robomatrix outstanding as of January 24, 2001. The Reporting Person's interest in Silverboim represents approximately 930,896 additional shares of the Issuer. The Reporting Person's disclaims any membership in Silverboim in terms of voting as a group.

(2) The Reporting Person owns 1,200,000 shares individually and owns a 14.26% interest in Silverboim Holdings Ltd., an Israeli company, which, as of April 2, 2001, owns 6,528,024 of the outstanding shares of Robomatrix. The shares held by Silverboim represent approximately 48% of outstanding shares of the Issuer, based on 13,599,627 shares of Robomatrix outstanding as of January 24, 2001. The Reporting Person's interest in Silverboim represents approximately 930,896 additional shares of the Issuer.

(3) Includes the Reporting Person's interest in Silverboim as described in Notes 1 and 2.

(4)  The Reporting Person is a private limited liability company.

                                                               Page 4 of 6 Pages

Item 1.           Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to ordinary stock ("Stock") of Robomatrix Technologies, Ltd., an Israeli company (the "Issuer"). The principal executive offices of the Issuer are located at 6 Wissotzsky Street, Tel-Aviv 62338 Israel.

Item 2.           Identity and Background

(a)-(c) This Schedule 13D is filed by Gilex Holdings B.V.(the "Reporting Person"), a limited partnership organized under the laws of The Netherlands, having its principal offices at Strawinskylaan 1725, 1077XX Amsterdam, The Netherlands.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized under the laws of The Netherlands.

Item 3.           Source and Amount of Funds or Other Consideration

As partial consideration for the sale by the Reporting Person of all of its interest in Franz Kalff GmbH, a German company, the Reporting Person received 1,200,000 ordinary shares of the Issuer.

Item 4.           Purpose of Transaction

The purpose of the transaction was the sale of the Reporting Person's interest in Frank Kalff GmbH to a subsidiary of the Issuer.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end


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                                                               Page 5 of 6 Pages

investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person beneficially and directly owns approximately
8.8% of the outstanding stock of the Issuer. This percentage is based upon 13,599,627 shares of ordinary stock outstanding as of January 24, 2001. The Reporting Personal also owns a 14.26% interest in Silverboim Holdings Ltd., an Israeli company, which, as of April 2, 2001, owns 6,528,024 of the outstanding shares of Robomatrix. The shares held by Silverboim represent approximately 48% of outstanding shares of the Issuer, based on 13,599,627 shares of Robomatrix outstanding as of January 24, 2001. The Reporting Person's interest in Silverboim represents approximately 930,896 additional shares of the Issuer or an additional 6.8% interest in Robomatrix. Thus, the Reporting Person directly or indirectly owns an approximately 15.67% of the outstanding stock of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of 1.2 million shares of the Issuer Stock and shared power to vote and dispose of 986,896 additional shares of the Issuer's Stock.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

                                                               Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.           Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        GILEX HOLDINGS, B.V.


April 3, 2001
                                            By:   /s/ David W. Sloan
                                            ------------------------------------
                                            David W. Sloan, Attorney in Fact